Exhibit 99.12

CONSENT OF DOMINIQUE GIRARD

I consent to the inclusion in the Annual Report on Form 40-F of Agnico Eagle Mines Limited (the “Company”) for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 19, 2026 (the “Annual Report”) of my name and the scientific and technical information that I have approved of as a “qualified person” under the Canadian Securities Administrators National Instrument 43-101 in the Annual Information Form of the Company dated March 19, 2026 (the “AIF”) filed as part of the Annual Report.

I also consent to the incorporation by reference in the Company’s Registration Statements on Form F-3 (registration nos. 333-271854 and 333-280180), Form F-10 (registration no. 333-280114) and Form S-8 (registration nos. 333-130339 and 333-152004) of the reference to my name and the above-mentioned information in the AIF.

March 19, 2026

/s/ Dominique Girard
Dominique Girard, Eng.
Chief Operating Officer – Nunavut, Quebec & Europe